UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51572

POKERTEK, INC.
(Exact name of registrant as specified in its charter)

1150 Crews Road, Suite F
Matthews, North Carolina  28105
(704) 849-0860
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which
a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  Zero*

* On October 1, 2014, pursuant to the Agreement and Plan of Merger dated April 29, 2014 (the “Merger Agreement”), by and among PokerTek, Inc. (the “Company”), Multimedia Games, Inc. (“Parent”), and 23 Acquisition Co. (“Merger Sub”), the Company completed its merger (the “Merger”) with Merger Sub, a wholly owned subsidiary of Parent, whereby Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation in the Merger, and as a result of which the Company became a wholly owned subsidiary of Parent.  The Merger became effective on October 1, 2014.  Following the Merger, the Company was merged with and into Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, PokerTek, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2014	By:	/s/ Todd F. McTavish
Name: Todd F. McTavish
Title: Corporate Secretary